Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
December 20, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since December 1, 2005 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By ______________________
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

ANNEX A

LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
December 1, 2005

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated December 7, 2005
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

(2) Press release dated December 16, 2005
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-2)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Acquisition of Treasury Shares dated: December 14, 2005 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-3)

ANNEX B

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since December 1, 2005 include the following information:

i. December 14– On June 29, 2005, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.6 % of its issued shares of common stock, for up to ¥50,000,000,000.
As of November 30, 2005, Kao had issued 549,443,701 shares of common stock, and held 2,376,989 of them.

Exhibit A-1

December 7, 2005
Comments on Media Reports

In relation to reports published in the media regarding bids for acquisition of Kanebo Ltd. and Kanebo Cosmetics Inc., Kao Corporation (President and CEO: Motoki Ozaki, Headquarters: Tokyo, Japan) has not made any comments/announcements.

Kao Corporation will observe fair and timely disclosure of important information based on Securities Exchange Law and other related laws.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-2

Kao Corporation

Kao Announces Acquisition of Kanebo Cosmetics Stock

December 16, 2005
Kao Corporation (President and CEO: Motoki Ozaki, Headquarters: Tokyo, Japan; "Kao") has reached an agreement with The Industrial Revitalization Corporation of Japan (CEO: Atsushi Saito; "IRCJ") with regard to the bid by a consortium that includes Kao to purchase the shares of Kanebo Cosmetics Inc. (President and COO, Kenji Chishiki; "Kanebo Cosmetics") and Kanebo, Ltd. (Chief Executive Chairman, Akiyoshi Nakajima; "Kanebo") held by IRCJ. Kao placed the bid jointly with Advantage Partners, LLP (Representative Partner: Richard L. Folsom), MKS Partners Limited (Managing Partner and CEO: Nobuo Matsuki) and Unison Capital, Inc. (Representative Director: Nobuyoshi Ehara) (collectively, "the Three Funds"). Under the share purchase agreement signed today, Kao will acquire the shares of Kanebo Cosmetics, while Trinity Investment Co., Ltd. (Representative Director: Ritsuko Gokita ; "Trinity"), a company formed by the Three Funds to arrange their joint investment, will acquire the shares of Kanebo.

With the stock acquisition, Kanebo Cosmetics will become a subsidiary of Kao. In addition, Kao has reached an agreement with the Three Funds regarding adjustments to the relationship between Kanebo Cosmetics and Kanebo in connection with the stock acquisition. An overview of those agreements follows.

1. Reasons for Stock Acquisition

Through the acquisition of Kanebo Cosmetics stock, Kao intends to align Kanebo Cosmetics with its own cosmetics business to create one of the world's foremost cosmetics business groups.

To accomplish this, Kao will work with Kanebo Cosmetics' various functions, while making effective use of the highly regarded brand and market strengths of Kanebo Cosmetics as well as the Kao *Sofina*. Doing so will enable Kao and Kanebo Cosmetics to develop even better cosmetics and earn a high level of trust and support in the cosmetics market.

2. Kanebo Cosmetics Stock to Be Acquired from IRCJ by Kao

Common Shares:	86,000,000 (86% of outstanding voting shares)
Class A Shares:	15,000,000 (100% of outstanding non-voting shares)
Purchase Price:	¥263,401 million
Scheduled Closing Date:	January 31, 2006

3. Kanebo Cosmetics Stock Scheduled to be Acquired from Kanebo by Kao under an Agreement with the Three Funds

Common Shares:	14,000,000 (14% of outstanding voting shares)
Purchase Price:	¥15,624 million
Scheduled Closing Date:	Mid-February, 2006

At the time of the closing scheduled for mid-February, the shares of Kanebo held by Kanebo Cosmetics (62,500,000 Class C shares) are scheduled to be transferred to Trinity, thereby eliminating cross-shareholdings between Kanebo and Kanebo Cosmetics.

With the completion of the transactions in section 2 and 3 above, Kao will acquire 100% of the

shares of Kanebo Cosmetics.

4. Matters Scheduled to be Dealt with in Connection with Stock Acquisition

(1) Kanebo Cosmetics' Outstanding Debts

Kao plans to refinance all of Kanebo Cosmetics' outstanding debt (¥146,101 million as of November 30, 2005) on the scheduled closing date noted in 2 above, by providing Kanebo Cosmetics with a loan.

(2) Kanebo Cosmetics' Intellectual Property Rights

In addition to the stock acquisitions noted here, Kao plans to acquire all the patent rights, trademark rights, utility model rights and design rights held by Kanebo Cosmetics for ¥148,000 million promptly after the stock acquisition noted in 2 above. Kao's objective in acquiring these rights is to align them within the framework of the Kao Group's unified intellectual property management. Kao will pay for these rights by way of the loan noted in 4 (1) above and cash.

(3) Handling of the "*Kanebo*" Corporate Brand

Rights to the "*Kanebo*" brand held by Kanebo are scheduled to be transferred to Kanebo Cosmetics, which will become a part of the Kao Group, and Kanebo Cosmetics is scheduled to license such rights to Kanebo for the time being.

5. Share Purchase Payment Terms and Purchase Price Valuation

Kao plans to pay the full price for the shares in single cash installments on the respective closing dates of 2 and 3 above. Kao plans to cover its payments, including the portion for refinancing Kanebo Cosmetics' debt, with cash on hand and financing.

Regarding the purchase price of shares noted above, Kao has based its valuation on multiple perspectives, including advice from Goldman Sachs (Japan) Ltd. and GMD Corporate Finance Limited, a member firm of KPMG International. Kao estimates the total value of Kanebo Cosmetics' business to be ¥410 billion (excluding cash and cash equivalents), including expected tax benefits of approximately ¥100 billion, and believes this to be reasonable.

6. Kao's Direction of Kanebo Cosmetics' Management Policies and Executive Structure

Kao plans to give full scope to the strengths of both companies for further growth in the field of cosmetics. It will also accelerate development of overseas business in Asia, North America, Europe and other regions. In this way, Kao aims to truly become a top-class maker of cosmetics known and respected around the world.

Kanebo Cosmetics, which will become a 100% subsidiary of Kao, will continue to operate as an independent organization, primarily under current management, and maintain its current strengths to further raise the value of the "*Kanebo*" brand. In addition, it will carry out necessary coordination with Kao and work to realize the full benefit of synergies.

The staff of Kanebo Cosmetics will continue to be employed in their current positions, and Kao will consider improving their compensation packages. Furthermore, Kao will work to foster a sense of solidarity among them as employees of the Kao Group to give them even more pride and satisfaction in their jobs as members of not only Kanebo Cosmetics, but the Kao Group as well.

Kao plans to dispatch a necessary number of board members to Kanebo Cosmetics, and expects to decide on specific personnel by the above scheduled closing date.

7. Overview of Kanebo Cosmetics

(1) Corporate Name: Kanebo Cosmetics Inc.

(2) Representative: Kenji Chishiki, President and COO

(3) Head Office: 11-2, Toranomon 5-chome, Minato-ku, Tokyo

(4) Established: May 2004 (Kanebo inaugurated its cosmetics business in 1936)
In 2004, at the initiative of the IRCJ, Kanebo Boutique Ltd. accepted an assignment of the cosmetics business of Kanebo, Ltd., which started anew as Kanebo Cosmetics Inc.

(5) Principal Businesses: Manufacturing and sale of a range of cosmetics products (skin care, makeup and hair care products), medicated cosmetics, and other products

Principal Brands: *Kanebo* (*BLANCHIR*, *DEW*, *suisai*, *REVUE*, *T'ESTIMO*, *TWANY*, *YUSUI*, *LUNASOL*, *Freshel*, *EVITA*, *KATE*, *Media*, *SALA*, *ALLIE*), *RMK*, *SUQQU*, *LISSAGE*, and others

(6) Fiscal Year End: December 31

(7) Number of Employees: 10,501 (consolidated, as of June 30, 2005)

(8) Principal Business Sites and Consolidated Subsidiaries

Domestic Business Site:	Odawara Plant (Odawara-shi, Kanagawa Prefecture)
Domestic Sales Company:	Kanebo Cosmetics Sales Co., Ltd.
Domestic Operating Companies:	E'quipe, Ltd., Lissage Ltd., Kanebo Cosmillion, Ltd. and others
Overseas Operating Companies:	Kanebo Cosmetics (Europe) Ltd., Kanebo Cosmetics Deutschland GmbH, Kanebo Cosmetics France S.A.R.L., Kanebo Cosmetics Italy S.P.A., Kanebo Cosmetics U.S.A. Inc., Shanghai Kanebo Cosmetics Co., Ltd., Kanebo (Shanghai) Sales Co. Ltd., Taiwan Kanebo Cosmetics, Co., Ltd., Kanebo Cosmetics (Thailand) Co., Ltd. and others

Kanebo cosmetics are sold in approximately 50 countries worldwide through distributors as well as the subsidiaries and affiliated companies listed above.

(9) Paid-in Capital: ¥125,450 million (As of June 30, 2005)

(10) Total Assets: ¥220,563 million (As of June 30, 2005, consolidated base)

(11) Number of Shares Issued and Outstanding: Common Stock: 100 million shares
Class A Stock: 15 million shares

(12) Major Shareholders and Percentage of Shareholdings:

Common Stock (voting shares)	IRCJ	86%
	Kanebo	14%
Class A Stock (non-voting shares)	IRCJ	100%

(13) Relationship with Kao: Kao's chemical products division business sells raw materials to Kanebo Cosmetics. There is no capital investment or personnel relationship.

(14) Performance Trends in the Most Recent Fiscal Year

(Millions of yen)

	Period ended December 31, 2004	Nine months ended September 30, 2005	Year ending December 31, 2005 (Revitalization Plan)
Net Sales	144,667	155,558	196,548
Operating Income before Amortization	7,639	13,754	18,123

Note: Operating income before amortization excludes amortization of the trademark rights and other intangible assets resulting from the assignment of business from Kanebo. In addition, the period ended December 31, 2004 represents the nine-month period from April to December.

8. Overview of Parties to Stock Acquisition

(1) The Industrial Revitalization Corporation of Japan
  a. Corporate Name: The Industrial Revitalization Corporation of Japan
  b. Representative: Atsushi Saito, CEO
  c. Head Office: 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(2) Kanebo, Ltd.
  a. Corporate Name: Kanebo, Ltd.
  b. Representative: Akiyoshi Nakajima, Chief Executive Chairman
  c. Head Office: 17-4, Sumida 5-chome, Sumida-ku, Tokyo

9. Kao's Performance Forecasts after Stock Acquisition

(1) Non-consolidated Forecast (showing amount of effect only) (Millions of yen)

	Fiscal Year ending March 31, 2006	Fiscal Year ending March 31, 2007
Net Sales	0	0
Operating Income	(2,800)	(16,500)
Operating Income before Amortization	0	0
Net Income	(2,000)	(11,600)

Notes: 1. The non-consolidated forecast anticipates financing costs and amortization of intellectual property rights.
2. Operating income before amortization is operating income before amortization of trademark rights and other intellectual property rights.

(2) Consolidated Forecast (showing amount of effect only) (Millions of yen)

	Fiscal Year ending March 31, 2006	Fiscal Year ending March 31, 2007
Net Sales	0	188,300
Operating Income	(2,800)	(4,300)
Operating Income before Amortization	0	22,200
Net Income	(2,000)	800

Notes: 1. Operating income before amortization is operating income before amortization of trademark rights, other intellectual property rights and goodwill.
2. Results of Kanebo Cosmetics for the period from February to December 2006 are included in the forecast of consolidated results for the fiscal year ending March 31, 2007.

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of this release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

(Reference)

Overview of Kao

Corporate Name:	Kao Corporation
Head Office:	14-10, Nihonbashi Kayabacho 1-chome, Chuo-ku, Tokyo
Established:	May 1940 (Founded in June 1887)
Representative:	Motoki Ozaki, President and CEO
Paid-in Capital:	¥85,424 million (as of September 30, 2005)
Number of Employees:	19,501 (consolidated, as of September 30, 2005)

Overview of Prestige Cosmetics Business of Kao

Start of Business:	1982
Business Content:	Manufacturing and sale of a range of cosmetics products (skin care and makeup products), medicated cosmetics, and other products
Net Sales :	¥78,294 million (consolidated, fiscal year ended March 31, 2005)
Operating Income:	¥7,693 million (consolidated, fiscal year ended March 31, 2005)
Number of Employees:	3,206 (consolidated, as of September 30, 2005)
Major Subsidiaries and Affiliates Related to the Prestige Cosmetics Business:	Domestic Sales Company: Kao Cosmetics Sales Co., Ltd. Overseas Subsidiaries: Molton Brown Limited and others In addition, certain subsidiaries of Kao conduct sales of prestige cosmetics in Taiwan, Hong Kong and China.
Principal Brands:	*Sofina* (*Very Very*, *Rise*, *Vital Rich*, *Grace Sofina*, *Deep Science*, *Wrinkle Seraty*, *Pore Zone Care Essence*, *Fine-Fit*, *Raycious*, *Alblanc)*, *Aube*, *Est*, *Oriena*, *Molton Brown*

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit B-1

2005年12月7日
花王株式会社

報道について

一部報道機関で、カネボウ株式会社及び株式会社カネボウ化粧品の売却に係る弊社の関与についての報道がなされておりますが、弊社と致しましては本件に関する発表は一切行なっておりません。

弊社は、証券取引法等に規定される重要事実が発生した場合、法令及び証券取引所規則に従って、適時適切な開示を行います。

〈お問い合わせ先〉 花王株式会社 広報部 TEL:03-3660-7041～42

Exhibit B-2

2005年12月16日

各　位

会社名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　﨑　元　規
（コード番号　４４５２　東証第一部）

株式会社カネボウ化粧品の株式取得(子会社化)に関するお知らせ

花王株式会社（社長・尾﨑元規）（以下、「花王」）は、株式会社産業再生機構（社長・斉藤　惇）（以下、「機構」）が保有している株式会社カネボウ化粧品（社長・知識賢治）（以下、「カネボウ化粧品」）とカネボウ株式会社（会長・中嶋章義）（以下、「カネボウ」）の株式の売却入札につき、アドバンテッジパートナーズ有限責任事業組合（代表パートナー・リチャード・エル・フォルソム）、株式会社ＭＫＳパートナーズ（社長・松木伸男）、ユニゾン・キャピタル株式会社（代表取締役・江原伸好）及びこれらの者が運営に携わる関連ファンド（以下、「３ファンド」と総称）と共同で応札致しておりました。

本日、花王がカネボウ化粧品の株式を、３ファンドが出資するトリニティ・インベストメント株式会社（代表取締役・五木田律子）（以下、「トリニティ」）がカネボウの株式をそれぞれ取得することで機構と合意に達し、株式売買契約に調印致しました。

この株式取得により、カネボウ化粧品は花王の子会社となりますので、お知らせ致します。また、花王はこの株式取得に関連して、カネボウ化粧品とカネボウの関係を調整するために、３ファンドと一定の合意を致しましたので、あわせて以下に概略をお知らせ致します。

１．株式の取得の理由

花王は、カネボウ化粧品の株式を取得することにより、花王の化粧品事業と連携して世界でも有数の化粧品事業体となることを目指しています。

そのために、既に市場で高い評価を得ているカネボウ化粧品と花王ソフィーナ双方のブランド力や販売力を有効に活かしつつ、多岐にわたる有機的な連携を図ります。双方の強みを併せもつ事業体となることで、より優れた化粧品を積極的に開発し、日本の、そして世界の消費者の皆さまから、より高く支持され、信頼されることを目指してまいります。

２．花王が機構から取得するカネボウ化粧品の株式

- 普通株式　　86 百万株（発行済議決権株式の 86%）
  Ａ種類株式　15 百万株（発行済無議決権株式の 100%）
- 上記株式取得の対価：263,401 百万円
- クロージング予定日：2006 年 1 月 31 日

３．花王が３ファンドとの合意のもと、カネボウから取得を予定するカネボウ化粧品の株式

- 普通株式　　14 百万株（発行済議決権株式の 14%）
- 上記株式取得の対価：15,624 百万円
- クロージング予定日：2006 年 2 月中旬を目処

なお、この２月中旬を目処とするクロージングと同時に、カネボウ化粧品が保有するカネボウの株式（C種類株式 62.5 百万株）は、トリニティに譲渡する予定で、これによりカネボウとカネボウ化粧品の間での相互株式保有は解消されます。

上記２及び３の取引完了により、花王はカネボウ化粧品の株式を 100%取得することになります。

４．株式取得に関連して予定されている事項

（１）カネボウ化粧品の借入債務の扱い

カネボウ化粧品の借入債務（2005 年 11 月末残高 146,101 百万円）は上記２記載のクロージング予定日に花王がすべてリファイナンスを行い、カネボウ化粧品に対する貸付金とする予定です。

（２）カネボウ化粧品の知的財産権の扱い

今回の株式取得に加え、花王は、上記２に基づくカネボウ化粧品の株式取得後速やかに、カネボウ化粧品の保有するすべての特許権、商標権、実用新案権、意匠権を 148,000 百万円で取得する予定です。花王による知的財産権の取得は、花王グループ内での知的財産権の一元管理の枠組みと整合させることを目的とするものです。なお、この取得対価は、上記４．（１）にあるカネボウ化粧品に対する貸付金及び現金により決済する予定です。

（３）カネボウのコーポレートブランドの扱い

カネボウの保有する「カネボウ」ブランドは、花王グループに入ることとなるカネボウ化粧品に移管され、当分の間、カネボウ化粧品からカネボウに使用許諾される予定です。

5．株式売買決済条件、売買価格の評価

上記の株式の売買対価の決済は、上記２及び３のそれぞれのクロージング時に全額一括現金支払の予定です。花王が支払う資金は、カネボウ化粧品の借入債務のリファイナンスを含め、手持資金と外部借入等により賄う予定です。

また、上記株式売買の対価については、ゴールドマン・サックス証券会社並びに株式会社 GMD コーポレートファイナンス（KPMG インターナショナルのメンバーファーム）からのアドバイスも含めて多角的な視点に基づいて評価しています。カネボウ化粧品の事業価値総額を、期待される税効果額約 1,000 億円を含めて約 4,100 億円（現金及び現金同等物を除く）と評価し、当社として妥当であると判断したものです。

6．花王によるカネボウ化粧品の経営方針、役員体制

花王は今後両者の強みをいかんなく発揮し、化粧品分野でのさらなる発展を目指します。さらに、アジア・欧米等の海外展開も加速して、名実ともに世界に誇れるトップクラスの化粧品メーカーとなることを目指してまいります。

なお、花王の 100%子会社となるカネボウ化粧品は、現経営陣を中心に独立した組織で運営し、カネボウブランドのさらなる価値向上に向かって、現在の強みを維持するとともに、花王との必要な連携を行って、シナジー効果を最大に発揮してまいります。

カネボウ化粧品の社員は現状のまま雇用を継続するとともに、処遇の改善を検討していきます。さらに花王グループ社員としての一体感を醸成し、これまでのカネボウ化粧品社員としての誇りに加え、花王グループの一員としても、一層の働き甲斐や誇りを持てるように努力していく所存です。

花王からは、必要な数の役員をカネボウ化粧品に派遣する予定ですが、具体的な人事については、上記のクロージング予定日までに決定する予定です。

7．株式会社カネボウ化粧品の概要

（１）商号　株式会社カネボウ化粧品（Kanebo Cosmetics Inc.）
（２）代表者　取締役兼代表執行役社長　知識賢治
（３）所在地　東京都港区虎ノ門五丁目 11 番２号
（４）設立年月　2004 年５月（カネボウでの化粧品事業創業は 1936 年）
　　2004 年、（株）産業再生機構の主導により、カネボウブティック（株）がカネボウ（株）から化粧品事業の営業譲渡を受け、（株）カネボウ化粧品として再スタート
（５）主な事業の内容　各種化粧品（基礎、メイク、頭髪）、医薬部外品等の製造販売
　　主要ブランド：
　　　カネボウ（ブランシール、DEW、suisai、レヴュー、テスティモ、トワニー、YUSUI、ルナソル、フレッシェル、エビータ、KATE、メディア、SALA、アリィー）、RMK、SUQQU、リサージ等
（６）決算期　12 月

（7）従業員数　10,501 名（2005 年 6 月末・連結）
（8）主な事業所と連結子会社
国内事業所：小田原工場（神奈川県小田原市）
国内販売会社：カネボウ化粧品販売（株）
国内事業会社：（株）エキップ、（株）リサージ、カネボウコスミリオン（株）　他
海外事業会社：Kanebo Cosmetics(Europe) Ltd.,
Kanebo Cosmetics Deutschland GmbH,
Kanebo Cosmetics France S.A.R.L.,
Kanebo Cosmetics Italy S.P.A.,
Kanebo Cosmetics U.S.A. Inc.,
Shanghai Kanebo Cosmetics Co., Ltd.,
Kanebo (Shanghai) Sales Co. Ltd.,
Taiwan Kanebo Cosmetics, Co., Ltd.,
Kanebo Cosmetics (Thailand) Co., Ltd.　他
なお、カネボウ化粧品は、上記子会社及び関連会社のほか代理店を通じて、世界約 50 ヶ国で販売されています。
（9）資本金　125,450 百万円（2005 年 6 月末）
（10）総資産　220,563 百万円（2005 年 6 月末・連結）
（11）発行済株式総数　普通株式　100 百万株
A 種類株式　15 百万株
（12）大株主構成及び所有割合　普通株式（議決権株式）　機構　86%
カネボウ　14%
A 種類株式（無議決権株式）　機構　100%
（13）当社との関係　当社工業用製品事業において原料をカネボウ化粧品へ販売しています。なお、資本的・人的関係はありません。
（14）最近事業年度における業績の動向

（百万円）

	2004年 12月期	2005年 第3四半期迄	2005年 再生計画
売上高	144,667	155,558	196,548
償却前営業利益	7,639	13,754	18,123

（注）償却前営業利益は、カネボウからの営業譲受に伴い発生した商標権等の無形固定資産の償却費を控除する前のものです。また、2004 年 12 月期は 4 月から 12 月までの 9 ヶ月間の実績です。

8．株式の取得先の概要

（1）株式会社産業再生機構
①商号　株式会社産業再生機構
②代表者　代表取締役社長　斉藤　惇
③本店所在地　東京都千代田区丸の内三丁目 3 番 1 号

（2）カネボウ株式会社

①商号　　　　　カネボウ株式会社

②代表者　　　　取締役兼代表執行役会長　中嶋章義

③本店所在地　東京都墨田区墨田五丁目 17 番 4 号

9．株式取得後の花王の業績見通し

（1）単体業績見通し（影響額のみ表示しています）

（百万円）

	2006年3月期	2007年3月期
売上高	0	0
営業利益	△ 2,800	△ 16,500
償却前営業利益	0	0
当期純利益	△ 2,000	△ 11,600

(注)1. 単体業績につきましては、知的財産権の償却費及び金融費用の発生を見込んでいます。
2. 償却前営業利益は、商標権等の知的財産権の償却費を計上する前の営業利益額です。

（2）連結業績見通し（影響額のみ表示しています）

（百万円）

	2006年3月期	2007年3月期
売上高	0	188,300
営業利益	△ 2,800	△ 4,300
償却前営業利益	0	22,200
当期純利益	△ 2,000	800

(注)1. 償却前営業利益は、商標権等の知的財産権及び連結調整勘定（のれん）の償却費を計上する前の営業利益額です。
2. 2007 年 3 月期の連結業績見通しのうち、カネボウ化粧品の業績は、2006 年 2 月から 12 月までの期間を連結しています。

本資料には、発表日現在の将来に関する前提・見通し・計画に基づく予測が含まれています。世界経済・競合状況・為替の変動等にかかわるリスクや不確定要因により実際の業績が記載の予想と大幅に異なる可能性があります。

以　上

（ご参考）

花王株式会社の概要

商　号　　　花王株式会社（Kao Corporation）
本店所在地　東京都中央区日本橋茅場町一丁目 14 番 10 号
設立年月　　1940 年 5 月（創業 1887 年 6 月）
代表者　　　代表取締役 社長執行役員　尾﨑元規
資本金　　　85,424 百万円（2005 年 9 月末）
従業員数　　19,501 名（2005 年 9 月末・連結）

花王株式会社　化粧品事業の概要

事業開始　1982 年
事業内容　各種化粧品（基礎、メイク）、医薬部外品等の製造販売
売上高　　78,294 百万円（2005 年 3 月期連結実績）
営業利益　 7,693 百万円（2005 年 3 月期連結実績）
従業員数　 3,206 名（2005 年 9 月末・連結）
化粧品事業に関する主要子会社及び関連会社
国内販売会社：花王化粧品販売（株）
海外子会社：Molton Brown Limited　他
なお、台湾・香港・中国において、花王株式会社の子会社事業の一部として化粧品の販売を行っております。
主要ブランド：
ソフィーナ（ベリーベリー、ライズ、バイタルリッチ、グレイスソフィーナ、ディープサイエンス、リンクルセラティ、大人の毛穴ケア、ファインフィット、レイシャス、アルブラン）、オーブ、エスト、オリエナ、Molton Brown

以　上

本件についてのお問い合わせ先：
花王株式会社　広報部
電話 03-3660-7041～7042

Exhibit B-3

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成17年12月14日
【報告期間】	自　平成17年11月１日　至　平成17年11月30日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾﨑　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　普通株式

1 【取得状況】

(1) 【定時総会決議による買受けの状況】

平成17年11月30日現在

区分	株式数（株）		価額の総額（円）
定時株主総会での決議状況 （平成17年６月29日決議）		20,000,000	50,000,000,000
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（％）		－	－

（注）定時株主総会において商法第210条の規定に基づき決議された株式総数の、当該総会の終結した日現在の発行済株式総数に対する割合は、3.6％であります。

(2) 【子会社からの買受けの状況】

平成17年11月30日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）		－	－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（％）		－	－

(3) 【定款の定めによる取締役会決議による買受けの状況】

平成17年11月30日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）		－	－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（％）		－	－

2 【処理状況】

平成17年11月30日現在

区分	処分、消却又は移転株式数（株）		処分価額の総額（円）
新株発行に関する手続を準用する処分を行った取得自己株式	月　日	－	－
計	－	－	－
消却の処分を行った取得自己株式	月　日	－	－
計	－	－	－
合併、株式交換、会社分割に係る取得自己株式の移転	月　日	－	－
計	－	－	－
合計		－	－

3【保有状況】

平成17年11月30日現在

区分	株式数（株）
発行済株式総数	549,443,701
保有自己株式数	2,376,989